

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SUPPL


05008117

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.
शेयर ए... केन्द्रीय ... स्टेट बैंक ... मादाम क... मुंबई 400 021.
Department ... , Madame Cama Marg,
... /Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/ 1255   दिनांक / Date : 10.05.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
50TH ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/1240 dated the May 10, 2005 addressed to The Stock Exchange, Mumbai alongwith a copy of Notice dated the 19th April, 2005.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.


SEC MAIL
RECEIVED
PROCESSING
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WASH, D.C.
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भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/1240

दिनांक / Date : 10.05.2005

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT
50TH ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

In terms of Clause 31(c) of the Listing Agreement we enclose six copies of the Notice dated the 19th April, 2005, issued by our Chairman advising our shareholders that the 50th Annual General Meeting of the shareholders of the Bank will be held at Nehru Centre Auditorium, Dr. Annie Besant Road, Worli, Mumbai – 400018(Maharashtra) on Thursday, the 30th June, 2005 at 3.30 P.M.

2. Kindly acknowledge receipt.



SEC MAIL
PROCESSING
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WASH. D.C.
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Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.




SEC MAIL PROCESSING
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भारतीय स्टेट बैंक

केन्द्रीय कार्यालय मुंबई - 400 021

FILE NO. 82.4524

सूचना

भारतीय स्टेट बैंक के शेयरधारकों की 50 वीं वार्षिक महासभा नेहरु सेन्टर आडिटोरियम, डॉ. एनी बेसंट रोड, वरली, मुंबई - 400 018 (महाराष्ट्र) में गुरुवार, दिनांक 30 जुन 2005 को अपराह्न 3.30 बजे निम्नलिखित कार्य के निष्पादन हेतु होगी :-

"31 मार्च 2005 तक की केन्द्रीय बोर्ड की रिपोर्ट, बैंक का तुलन-पत्र और लाभ - हानि लेखा तथा तुलन - पत्र और लेखों पर लेखा परीक्षकों की रिपोर्ट प्राप्त करना".



(अरुण कुमार पुरवार)
अध्यक्ष

मुंबई
दिनांक 19 अप्रैल, 2005



STATE BANK OF INDIA

CENTRAL OFFICE MUMBAI - 400 021.



SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2005
WASH. D.C.
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NOTICE

The 50th Annual General Meeting of the Shareholders of the State Bank of India will be held at Nehru Centre Auditorium, Dr.Annie Besant Road, Worli, Mumbai - 400018 (Maharashtra) on Thursday, the 30th June, 2005 at 3.30 P.M. for transacting the following business:-

"to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2005 and the Auditors' Report on the Balance Sheet and Accounts."



(A.K.PURWAR)
CHAIRMAN

Mumbai.
Date : 19th April, 2005

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